Exhibit 99.1

Allot Announces Second Quarter 2022 Financial Results

Hod Hasharon, Israel – August 16, 2022 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited second quarter 2022 financial results.

 Second Quarter 2022 Financial Highlights

•	Second quarter revenues were $32.8 million compared with $35.3 million in the second quarter of last year;

•	Gross margin on a non-GAAP basis was 70%;

•	GAAP operating loss was $6.5 million and non-GAAP operating loss was $4.2 million;

•	GAAP net loss was $6.2 million and non-GAAP net loss was $4.2 million.

Financial Outlook

For 2022, management adjusts its previously announced guidance as follows:

•	Revenues to be between $125 - 130 million; (the third quarter of 2022 is expected to be approximately $25 million);

•	Additional recurring security deals to be executed, providing incremental MAR** of more than $180 million for the full year 2022;

•	December 2022 total ARR* including SECaas ARR* and Support & Maintenance ARR* to be between $50-52 million, representing approximately 15% year-over-year growth versus 2021 at the midpoint;

•	December 2022 SECaas ARR* to be approximately $9 million;

•	Recurring security revenue to be approximately $7 million.

Management Comment

Erez Antebi, President & CEO of Allot, commented, “Several sizeable CAPEX deals that we expected to conclude and be able to at least partially deliver in the second and third quarters, are now not expected to close before the fourth quarter. As a result, we are modifying our revenue forecast for the remainder of this year."

Continued Mr. Antebi, “Looking at the DPI market in general, we continue to see many opportunities and an overall solid DPI market. In the SECaas business, we closed several new deals this quarter and 2 additional operators launched the security service.”

“We are fully aware of the challenges we face. We have set a goal to be profitable in 2024 by growing our SECaas revenues and closely controlling our expenses.  We have full faith in our company, our team, our products and in our ability to meet these goals, ” concluded Antebi.

Q2 2022 Financial Results Summary

Total revenues for the second quarter of 2022 were $32.8 million, a decrease of 7% compared to $35.3 million in the second quarter of 2021.

Gross profit on a GAAP basis for the second quarter of 2022 was $22.5 million (gross margin of 68.7%), an 8% decline compared with $24.5 million (gross margin of 69.3%) in the second quarter of 2021.

Gross profit on a non-GAAP basis for the second quarter of 2022 was $23.0 million (gross margin of 70.2%), a 7% decline compared with $24.8 million (gross margin of 70.2%) in the second quarter of 2021.

Net loss on a GAAP basis for the second quarter of 2022 was $6.2 million, or $0.17 per basic share, compared with a net loss of $4.0 million, or $0.11 per basic share, in the second quarter of 2021.

Net loss on a non-GAAP for the second quarter of 2022 was $4.2 million, or $0.11 per basic share compared with a non-GAAP net loss of $1.5 million, or $0.04 per basic share, in the second quarter of 2021.

Cash and investments as of June 30,2022 totaled $108.0 million, compared to $85.7 million as of December 31, 2021.

# # #
Conference Call & Webcast:

The Allot management team will host a conference call to discuss its second quarter 2022 earnings results today, August 16, 2022 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US: 1-888-642-5032, UK: 0-800-917-5108, Israel: +972-3-918-0609

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Our industry leading network-based security as a service solution is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

Performance Metrics

* Total ARR - Support & Maintenance ARR (measures the current annual run rate of support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4) and SECaaS ARR (measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the current month of December and multiplied by 12).

** MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the applicable customer segments only subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and changes in taxes related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Revenues	$32,772	$35,288	$64,668	$66,471
Cost of revenues	10,242	10,822	20,034	20,413
Gross profit	22,530	24,466	44,634	46,058

Operating expenses:
Research and development costs, net	12,480	11,373	24,510	21,940
Sales and marketing	12,220	12,818	23,909	24,411
General and administrative	4,303	4,080	8,340	7,280
Total operating expenses	29,003	28,271	56,759	53,631
Operating loss	(6,473)	(3,805)	(12,125)	(7,573)
Financial and other income, net	620	194	867	309
Loss before income tax expenses	(5,853)	(3,611)	(11,258)	(7,264)

Tax expenses	380	368	1,102	673
Net Loss	(6,233)	(3,979)	(12,360)	(7,937)

Basic net loss per share	$(0.17)	$(0.11)	$(0.34)	$(0.22)

Diluted net loss per share	$(0.17)	$(0.11)	$(0.34)	$(0.22)

Weighted average number of shares used in
computing basic net loss per share	36,827,197	35,941,378	36,684,017	35,739,556

Weighted average number of shares used in
computing diluted net loss per share	36,827,197	35,941,378	36,684,017	35,739,556

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$10,242	$10,822	$20,034	$20,413
Share-based compensation (1)	(338)	(164)	(519)	(283)
Amortization of intangible assets (2)	(152)	(152)	(304)	(304)
Non-GAAP cost of revenues	$9,752	$10,506	$19,211	$19,826

GAAP gross profit	$22,530	$24,466	$44,634	$46,058
Gross profit adjustments	490	316	823	587
Non-GAAP gross profit	$23,020	$24,782	$45,457	$46,645

GAAP operating expenses	$29,003	$28,271	$56,759	$53,631
Share-based compensation (1)	(1,831)	(2,097)	(4,187)	(3,422)
Non-GAAP operating expenses	$27,172	$26,174	$52,572	$50,209

GAAP financial and other income	$620	$194	$867	$309
Exchange rate differences*	(316)	14	(389)	90
Non-GAAP Financial and other income	$304	$208	$478	$399

GAAP taxes on income	$380	$368	$1,102	$673
Tax expenses in respect of net deferred tax asset recorded	-	(102)	-	(169)
Changes in tax related items	(50)	-	(50)	-
Non-GAAP taxes on income	$330	$266	$1,052	$504

GAAP Net Loss	$(6,233)	$(3,979)	$(12,360)	$(7,937)
Share-based compensation (1)	2,169	2,261	4,706	3,705
Amortization of intangible assets (2)	152	152	304	304
Exchange rate differences*	(316)	14	(389)	90
Tax expenses in respect of net deferred tax asset recorded	-	102	-	169
Changes in tax related items	50	-	50	-
Non-GAAP Net income (loss)	$(4,178)	$(1,450)	$(7,689)	$(3,669)

GAAP Loss per share (diluted)	$(0.17)	$(0.11)	$(0.34)	$(0.22)
Share-based compensation	0.06	0.06	0.13	0.10
Amortization of intangible assets	0.0	0.01	0.00	0.02
Exchange rate differences*	(0.0)	0.00	(0.00)	-
Tax expense in respect of net deferred tax asset recorded	-	0.00	-	-
Non-GAAP Net income (loss) per share (diluted)	$(0.11)	$(0.04)	$(0.21)	$(0.10)

Weighted average number of shares used in
computing GAAP diluted net loss per share	36,827,197	35,941,378	36,684,017	35,739,556

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	36,827,197	35,941,378	36,684,017	35,739,556

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$338	$164	$519	$283
Research and development costs, net	844	699	1,689	1,094
Sales and marketing	619	930	1,532	1,512
General and administrative	368	468	966	816
	$2,169	$2,261	$4,706	$3,705

(2) Amortization of intangible assets
Cost of revenues	$152	$152	$304	$304
	$152	$152	$304	$304

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2022	2021
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,461	$11,717
Short-term bank deposits	85,900	60,720
Restricted deposits	1,100	1,480
Available-for-sale marketable securities	5,319	11,531
Trade receivables, net	36,288	30,829
Other receivables and prepaid expenses	8,629	8,490
Inventories	12,256	11,092
Total current assets	164,953	135,859

LONG-TERM ASSETS:
Long-term bank deposits	215	215
Severance pay fund	369	407
Operating lease right-of-use assets	7,134	8,513
Trade receivables, net	5,991	6,643
Other assets	1,203	1,639
Total long-term assets	14,912	17,417

PROPERTY AND EQUIPMENT, NET	14,809	15,000
GOODWILL AND INTANGIBLE ASSETS, NET	34,668	35,138

Total assets	$229,342	$203,414

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,003	$3,940
Deferred revenues	26,765	22,138
Short-term operating lease liabilities	2,722	2,785
Other payables and accrued expenses	26,073	26,250
Total current liabilities	58,563	55,113

LONG-TERM LIABILITIES:
Deferred revenues	12,444	15,942
Long-term operating lease liabilities	3,588	5,467
Accrued severance pay	866	884
Convertible debt	39,475	-
Total long-term liabilities	56,373	22,293

SHAREHOLDERS' EQUITY	114,406	126,008

Total liabilities and shareholders' equity	$229,342	$203,414

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Loss	$(6,233)	$(3,979)	$(12,360)	$(7,937)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,332	1,141	2,746	2,229
Stock-based compensation	2,169	2,261	4,706	3,705
Amortization of intangible assets	235	234	470	471
Increase (Decrease) in accrued severance pay, net	26	12	20	(60)
Decrease (Increase) in other assets	19	(458)	436	1,041
Decrease in accrued interest and amortization of premium on marketable securities	16	32	48	107
Changes in operating leases, net	(191)	(479)	(563)	(711)
Increase in trade receivables	(4,082)	(3,113)	(4,807)	(10,256)
Decrease (Increase) in other receivables and prepaid expenses	141	3,094	(893)	3,522
Decrease (Increase) in inventories	591	4,246	(1,164)	3,289
Decrease in long-term deferred taxes, net	-	103	-	175
Increase (Decrease) in trade payables	(1,433)	334	(937)	(536)
Increase (Decrease) in employees and payroll accruals	523	1,286	(1,963)	(623)
Increase in deferred revenues	287	1,640	1,129	16,612
Decrease in other payables, accrued expenses and other long term liabilities	(1,252)	(2,761)	(1,523)	(3,364)
Amortization of issuance costs of Convertible debt	49	-	71	-
Net cash provided by (used in) operating activities	(7,803)	3,593	(14,584)	7,664

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	260	(2,440)	380	(2,874)
Redemption of (Investment in) short-term deposits	520	100	(25,180)	(24,200)
Purchase of property and equipment	(1,281)	(1,934)	(2,556)	(3,629)
Proceeds from redemption or sale of available-for sale marketable securities	2,872	3,231	6,030	7,579
Net cash provided by (used in) investing activities	2,371	(1,043)	(21,326)	(23,124)

Cash flows from financing activities:
Proceeds from exercise of stock options	15	908	250	2,467
Issuance of convertible debt	-	-	39,404	-
Net cash provided by financing activities	15	908	39,654	2,467

Increase (Decrease) in cash and cash equivalents	(5,417)	3,458	3,744	(12,993)
Cash and cash equivalents at the beginning of the period	20,878	7,148	11,717	23,599

Cash and cash equivalents at the end of the period	$15,461	$10,606	$15,461	$10,606

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

	Q2-2022		YTD 2022		FY 2021
Revenues geographic breakdown
Americas	9.4	29%	13.1	20%	19.4	14%
EMEA	16.0	49%	34.7	54%	82.0	56%
Asia Pacific	7.4	22%	16.9	26%	44.2	30%
	32.8	100%	64.7	100%	145.6	100%

Revenue breakdown by type
Products	17.0	52%	34.2	53%	88.1	60%
Professional Services	3.1	10%	5.7	9%	15.2	11%
SECaaS (Security as a Service)	1.7	5%	3.2	5%	4.1	3%
Support & Maintenance	11.0	33%	21.6	33%	38.2	26%
	32.8	100%	64.7	100%	145.6	100%

Revenues per customer type
CSP	26.1	79%	51.9	80%	116.9	80%
Enterprise	6.7	21%	12.8	20%	28.7	20%
	32.8	100%	64.7	100%	145.6	100%

% of top-10 end-customers out of revenues	59%		54%		51%

Total number of full time employees	749		749		741
(end of period)

Non-GAAP Weighted average number of basic shares (in millions)	36.8		36.7		36.1

Non-GAAP weighted average number of fully diluted shares (in millions)	38.9		39.2		38.4

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q2-2022:	1.7
Q1-2022:	1.5
Q4-2021:	1.3
Q3-2021:	1.2

SECaaS ARR* (annualized recurring revenues)- U.S. dollars in millions (Unaudited)

Jun. 2022:	6.9
Dec. 2021:	5.2
Dec. 2020:	2.7
Dec. 2019:	0.5

*ARR: annualized recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12

ARR - U.S. dollars in millions (Unaudited)
	Dec. 2020	Dec. 2021	Dec. 2022 target	2021 vs. 2020	2022 (target) vs. 2021
Support & maintenance ARR *	31.2	42.0	41-43	35%	(2%)-2%

SECaaS ARR **	2.7	5.2	9	93%	73%

Total ARR	33.9	47.2	50-52	39%	6%-10%

* Support & Maintenance ARR measures the current annual run rate of the support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4.

** SECaaS ARR measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the current month of December and multiplied by 12.